SO 6/28/04

04015517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Park Place, Suite 201
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce V. Roberts 828.883.4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Company, PA
(Name – *if individual, state last, first, middle name*)

190 S. Caldwell St., PO Box 1094 Brevard NC 28712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED JUN 22 2004 SEC WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of April 10, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public
My Commission Expires Feb. 4, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

GablerMolis & COMPANY, PA
Certified Public Accountants

138 Charlotte Street
Suite 201
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

190 S. Caldwell Street
P.O. Box 1094
Brevard, NC 28712
tel. 828.883.2920
fax 828.883.4692

INDEPENDENT AUDITOR'S REPORT

Manager and Members of
Carolina Financial Securities, LLC
9 Park Place, Suite 201
Brevard, NC 28712

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2003, and the related statements of income, members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Gabler Molis & Co

Gabler Molis & Company, PA

February 21, 2004
except for Note H as to which
the date is April 9, 2004

CAROLINA FINANCIAL SECURITIES, LLC

Balance Sheet
At December 31, 2003

Assets	
Current assets:	
Cash	$ 93,696
Accounts receivable-net	19,136
Total current assets	112,832
Other assets:	
Property improvements and equipment-net	121,575
Investments-at cost	20,191
Deposits	8,430
Due from members	11,806
Total other assets	162,002
Total assets	$ 274,834
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable	$ 13,863
Total current liabilities	13,863
Members' equity	260,971
Total liabilities and members' equity	$ 274,834

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statements of Income and Members' Equity
For the Year Ended December 31, 2003

Income from fees	$ 728,681
Less: direct cost of fees	580,538
Gross profit	148,143
Less operating expenses:	
Rents and leases	109,172
Depreciation	32,235
Telephone	25,930
Insurance	19,750
Professional services	4,301
Employee retirement	7,532
Repairs and maintenance	6,195
Auto expense	5,388
Office expenses and supplies	5,223
Utilities	4,585
Postage	3,449
Computer supplies	1,555
Property taxes	1,369
Dues and subscriptions	928
Bank charges	499
Printing and reproduction	285
Miscellaneous	83
Total operating expenses	228,479
Loss from operations	(80,336)
Other income:	
Interest income	260
Miscellaneous income	3,765
Total other income	4,025
Net loss	(76,311)
Members' equity beginning of year	308,242
Members' investment	29,040
Members' equity end of year	$ 260,971

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Cash received from customers	$	775,660
Less cash paid for direct cost and operating expenses		805,350
Interest received		260
Miscellaneous income		3,765
Net cash from operating activities		(25,665)
Cash flows used in financing activities:		
Capital contributions from member		29,040
Net cash from financing activities		29,040
Net increase in cash		3,375
Cash at December 31, 2002		90,321
Cash at December 31, 2003	$	93,696

Reconciliation of net income to net cash provided from operating activities:

Net Loss	$	(76,311)
Adjustments:		
Depreciation		32,235
Decrease in accounts receivable		46,979
Increase in accounts payable		(21,159)
Decrease in other liabilities		(7,409)
Net cash provided by operations	$	(25,665)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Computation of Net Capital
As of December 31, 2003

Total assets	$	274,834
Total liabilities		13,863
Net worth		260,971
Less non allowable assets:		
Petty cash		(200)
Accounts receivable		(19,136)
Due from members		(11,806)
Furniture, equipment, and leasehold improvements		(121,575)
Investments		(20,191)
Prepaid expenses and deposits		(8,430)
		(181,338)
Net capital		79,633
Minimum net capital requirement		5,000
Excess net capital	$	74,633

Net capital previously reported by broker-dealer, December 31, 2003			92,988
Less:	Increase for audited accounts payable		(13,891)
Add:	Decrease for audited other liabilities		536
	Net adjustment		(13,355)
Audited net capital		$	79,633

The accompanying notes are an integral part of the financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company. There are multiple offices with the principal office being located in Brevard, North Carolina. A second location is located in Charlotte, NC which is anticipated to be closed in the second quarter of 2004. The Company's registered agent is Bruce V. Roberts, located at 9 Park Place, Suite 201, Brevard, NC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight line method.

Revenue and Expense Recognition

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes

The Company with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $65 for 2003.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2003:

Trade receivables	$ 233,496
Less allowance for doubtful accounts	<214,360>
	$ 19,136

Note C - Investments

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2003 the company held 2,400 options that have a reported cost of $20,100. The terms of the options are as follows: 1,200 options expire in June of 2004 with a strike price of $15. The remaining 1,200 options expire in June, 2005 with a strike prices of $16. The value of these options as of December 31, 2003 was $9.05.

Note D - Operating Leases

The Company leases office space and equipment under agreements expiring in various years through minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of December 31, 2003 for each of the next 5 years and in the aggregate are:

2005	$ 72,976
2006	7,581
2007	-
2008	-
2009	-
Total minimum future rentals	$ 80,557

The minimum lease payments in this schedule exclude sales tax and rentals under renewal options, which, as of December 31, 2003, are not reasonably assured of being exercised. Rental expense for the year ended December 31, 2003 was $62,107.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401 (k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 2003 was $7,532.

Note F - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 11,806

These advances have been classified as long-term assets with no specific terms of repayment.

Note G - Property, Improvements and Equipment

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Office equipment	$ 29,324
Computer equipment	146,183
Office furniture	56,392
Improvements	62,456
	294,355
Less accumulated depreciation	172,780
Total	$121,575

Depreciation charged to operations was $32,235 in 2003.

Note H - Restated Financial Statements

Subsequent to the issuance of the December 31, 2003 financial statement, management identified certain errors in the recording of accrued expenses. Items totaling $38,175 were mistakenly accrued to Carolina Financial Securities, LLC, however, $29,135 should have been recorded on the books of a related entity and $9,040 should have been recorded as contribution of capital from a related entity. Accordingly, the financial statements have been adjusted to reflect these changes.